SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For October 9, 2003




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

     1. A free English translation of a communication filed by the Company with the Chilean Superintendencia de Valores y Seguros on September 30, 2003.

     2. A free English translation of the minutes of a Special Shareholders' Meeting of the Company held on September 24, 2003.

                                                   Santiago, September 30, 2003

Mr. Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance
Personal Delivery

                            Ref.: Communicates Special Shareholder Meeting of Chilesat Corp S.A.
                                   Registration in Securities Registry No. 0350

     According to the General Regulation No. 30 of the Superintendency of Securities and Insurance, please find enclosed a duly certified copy of the Minutes of the Special Shareholding Meeting of Chilesat Corp. S.A., held on September 24, 2003


Your truly,




Alejandro Rojas Pinaud
General Manager
Chilesat Corp S.A.


cc:  Santiago Stock Exchange
     Chilean Electronic Stock Exchange
     Valparaiso Stock Exchange

                    GENERAL SPECIAL SHAREHOLDERS' MEETING


                             "CHILESAT CORP S.A."



In Santiago, Chile, at 10:00 hours of September 24, 2003, the General Special Shareholders' Meeting of "CHILESAT CORP S.A." was held at the offices located on Rinconada El Salto number 202, district of Huechuraba, and presided by Mr. Raul Sotomayor Valenzuela, as Vice President of the Company, with the presence of General Manager Mr. Alejandro Rojas Pinaud and the lawyer of the Corporation, Mr. Jose Tomas Errazuriz Grez.

1.  ATTENDANCE
    ----------

    The following shareholders attended the meeting, by themselves or represented by the persons indicated for each one of them:

    (1)  Chilexpress S.A. represented by Mr. Jose
         Fernando Alcalde Saavedra, with.........................87,972 shares

    (2)  Inversiones y Servicios Trumao Limitada
         represented by Mr. Jose Fernando Alcalde
         Saavedra, with..........................................15,000 shares

    (3)  Fundacion Jaime Guzman Errazuriz
         represented by Mr. Jose Fernando Alcalde
         Saavedra, with...........................................5,000 shares

    (4)  Telecomunicaciones de Chile S.A.
         represented by Mr. Jose Fernando Alcalde
         Saavedra, with.........................................246,900 shares

    (5)  Inversiones y Asesorias Vamjer Limitada
         represented by Mr. Jose Fernando Alcalde
         Saavedra, with......................................18,905,980 shares

    (6)  Asesorias y Estudios de
         Telecomunicaciones Limitada represented
         by Mr. Jose Ignacio Alvear Vera, with..................140,000 shares

    (7)  Inversiones Marengo S.A. represented by
         Mr. Jose Ignacio Alvear Vera, with..................13,379,688 shares

    (8)  Redes Opticas S.A. represented by Mr.
         Ignacio Consentino, with...........................283,689,662 shares

    (9)   Redes Opticas (Cayman) Corp.
          represented by Mr. Ignacio Consentino,
          with..............................................117,565,186 shares

   (10)   Inversiones GE Capital Chile Limitada
          represented by Mr. Ignacio Consentino,
          with..................................................354,830 shares

   (11)   Mrs. Patricia Andrea Loyola Vega
          represented by Mr. Rene Gonzalez
          Fuentes, with...........................................4,100 shares

   (12)   Mr. Juan Eduardo Ibanez Walker
          represented by Mr. Andres Jana Linetzky,
          with......................................................114 shares

   (13)   Inversiones y Asesorias Agustinas
          Limitada represented by Mr. Ignacio
          Ovalle Irarrazaval, with............................3,178,207 shares

   (14)   A.F.I. Inverfondos S.A. for Siglo XXI
          Fondo de Inversion represented by Mr.
          Agustin Alvarez Marquez, with.......................1,888,800 shares

   (15)   Raul Ugalde Acevedo, by himself, with.....................500 shares


2.  CONSTITUTION OF THE MEETING
    ---------------------------

    The Chairman expressed that the total shares present or represented at the Meeting were 439,461,939.-, corresponding to 93.681% of the voting shares issued, thus meeting the quorum required by Article 67 of the Stock Companies Law and the social bylaws, for holding this General Special Shareholders' Meeting.

    As a consequence of the above, he established the constitution of the General Special Shareholders' Meeting of Chilesat Corp S.A.

3.  APPOINTMENT OF SECRETARY
    ------------------------

    The Board unanimously ordered the appointment as Secretary of the lawyer of the Corporation Mr. Jose Tomas Errazuriz Grez.

4.  FORMALITIES FOR THE SUMMONS
    ---------------------------

    Following, the shareholders were informed about the summon formalities required for this Meeting, under the following terms:

     A. The agreement to summon this General Special Shareholders' Meeting was adopted by the Corporation's Board on August 25, 2003.

     B. The summon notices to the shareholders were published in the Financial Newspaper on September 8, 16, and 22 of 2003.

     C. On September 8, 2003, each shareholder was sent by mail an individual summons that also contained a model of a power of attorney for the possible representation at the Meeting.

     D. On September 2, 2003, the celebration of this General Social Shareholders' Meeting was notified to the Superintendency of Securities and Insurance, the Stock Exchange of Santiago, the Chilean Electronic Stock Exchange, and the Brokers Exchange of Valparaiso, according to the provisions set forth in article 63 of the Stock Company's Law.

     It was also agreed unanimously to omit the reading of the aforementioned notices, as they were known by the shareholders.

5.   POWERS OF ATTORNEY
     ------------------

     The shareholders were informed that the powers of attorney submitted for the attendance to the Meeting were at their disposal, and as no comments were made, the Meeting considered them approved.

6.   NOTARY PUBLIC
     -------------

     It was agreed to leave on record that the Notary Public Mr. Raul Undurraga Laso, Regular Notary of the Twenty-Ninth Notary of Santiago, was present at the meeting, according to the provisions in article 57 second paragraph of the Stock Companies Law.

7.   REPRESENTATION OF THE SECURITIES AND INSURANCE COMMISSION
     ---------------------------------------------------------

     The Chairman requested that it be left on record that no representative of the Superintendency of Securities and Insurance was present at the meeting.

8.   DESIGNATION OF SHAREHOLDERS TO SIGN THE MINUTES
     -----------------------------------------------

     The Chairman expressed that, considering the number of persons attending the Meeting, in agreement with the provisions in article 72 of the Stock Companies' Law, the Minutes of the Meeting should be signed by three shareholders present, apart from the Chairman and the Secretary. For these purposes, it was proposed to designate four shareholders, so that any three of them could proceed to sign the Minutes.

     In this respect, the members of the Meeting unanimously agreed to designate Messrs. Ignacio Cosentino, Ignacio Ovalle Irarrazaval, Jose Ignacio Alvear Vera, and Fernando Alcalde Saavedra.

9.   PREVIOUS MINUTES
     ----------------

     The Chairman requested to leave on record that the minutes of the General Shareholders' Meeting of the Corporation held on April 30, 2003 was duly signed by the Chairman, Secretary, and shareholders designated for said purpose, and incorporated into the relevant book. Following it was agreed to omit the reading of said Minutes.

10.  DECISION OF ADR HOLDERS
     -----------------------

     The Chairman informed the shareholders on the opinion and decision of the ADR holders, which represent the shares of the Company, in relation to the matters of the Meeting.

     He expressed that The Bank of New York, as representative of the ADR holders, had informed Banco Santander, in its nature as principal, as well as the Corporation, that all ADR holders had abstained from sending voting instructions to The Bank of New York.

     He also informed that, according to the Agreement of Deposit subscribed between the Company and The Bank of New York, said shares representing ADR's that had abstained from sending voting instructions to the aforementioned Bank, that is, all of them, could be used discretionally by a representative of the Corporation. In this respect, the Chairman informed that he had been appointed, in that nature, to exercise the attributions at said Meeting.

11.  AGENDA
     ------

     The Chairman informed the shareholders that, according with the summons made by the Board, the object of the meeting was to discuss the following matters:

     A. Increasing the corporations capital through the issue of payment shares, in the amount and conditions agreed upon by the members of the Meeting;

     B. Modifying the corporate bylaws in the matters related to the capital increase; and

     C. Adopting the other agreements required to carry out what the Meeting would resolve.

12.  CAPITAL INCREASE
     ----------------

     a) The Chairman informed the shareholders that, according to the relevant summons, the purpose of the Meeting was to increase the Corporation's capital through the issue of payment shares to be offered preferably to the shareholders in proportion to the shares registered in their names on the fifth working day prior to the date of publication of the option, also offering to the shareholders or third parties the shares that had not been subscribed in the preferential option period.

     b) In accordance with the provisions in article 28 of the Stock Company's Regulation, the Chairman submitted to the Meeting ample and reasoned information on the valuation elements of the shares of Chilesat Corp S.A., in order to establish the placement price of the payment shares agreed to be issued. He also informed that the updated book value of the Corporation's shares was $69.14.-

         With respect to the quotation value in the Stock Exchanges corresponding to the two months prior to this date, it is informed that the shares of Chilesat Corp S.A. have been traded in the following weighted average prices: (i) at the Santiago Stock Exchange:
         $120.89.-; (ii) at the Electronic Stock Exchange: $131.65.- and (iii) at the Valparaiso Stock Exchange: no transactions have been recorded.

     c) The Chairman expressed that the proposal consists of increasing the corporate capital in the amount of $16,500,000,000.-, represented by the amount of 137,500,000.- shares of equal characteristics to the existing ones.

         According to the previous proposal, the current corporate capital of $ 186,724,202,935.- divided into 469,105,851.- registered shares without par value, integrally subscribed and paid up, which includes the revaluation at December 31, 2002, in accordance with the capitalization of the proportional distribution of the revaluation of own capital evidenced in the General Balance Sheet approved at the General Regular Shareholders' Meeting held on April 30, 2003, would be increased to $ 203,224,202,935.- divided into 606,605,851.- shares of characteristics equal to the existing ones.

         The capital increase would be entered through the issue of 137,500,000.- new payment shares, of equal characteristics to the existing ones, to be issued and placed by the Board once or in partial amounts, and offered to the shareholders and/or their assignees as preferred stock for a period of 30 days according to the law. Once the legal respective period for the preferred option terminates, the shares corresponding to the amount not subscribed in said period may be freely offered among shareholders or third parties, all of this in the way, opportunities and terms agreed by the Board.

     d) It is proposed that the shares representing the capital increase be integrally subscribed and paid up within the maximum term of three years counted from the date of this Shareholders' Meeting, according to the provisions in article 24 of the Stock Companies Law, and its payment should be made cash down at the moment of the subscription, in cash or sight bill in the name of the Corporation.

     e)  The Chairman expressed that, according with the provisions in
         Article 28 of the Stock Companies Law Regulation, the Meeting was proposed to authorize the Board to proceed to fix the final price of placement of the shares, placement that should be made within the 120 days after the date of this Meeting. However, notwithstanding said delegation on the Board, the Chairman added that the placement price of the new shares could not be lower than $120 per share, amount that shall be adjusted in the same proportion in which the value of the Unidad de Fomento varies between the date of this Meeting and that on which its placement is made.

         It was stated that if the placement of the shares was not made within the 120 days following the date of this Meeting, a new Shareholders' Meeting should be summoned in order to proceed to fix a new placement price for those shares representing the capital increase, which had not been issued and placed within said term.

     f) As a result of the capital increase mentioned above, it is proposed to amply authorize the Board to proceed to the issue of all the shares representing the capital increase, whether once or partially, proceeding to their relevant placement, on the opportunities established, as well as to perform all the proceedings tending to the registration thereof in the Securities Registry of the Securities and Insurance Commission. Also, it is proposed to amply authorize the Board to establish the procedure for exercising the legal preferential option for subscribing the new shares and freely placing among the shareholders or third parties the non-subscribed remaining shares according to the law and the agreements adopted at this Meeting, all of this in the opportunities and amounts decided for this purpose.

     g) The Chairman expressed that the funds obtained with the share issue would be used to finance investments in telecommunications projects, whether through their direct development or participating in the acquisition of assets and/or participations in companies of the area, with the objective, among others, of increasing the coverage of corporate services.

     h) Complying with the provisions of the Securities and Insurance Commission issued in Circular Letter No. 1,370, the members of the Meeting were informed that the costs for the issue and placement of the shares would be deducted from the price excess account that might occur. The amount of the issue and placement costs of the shares is estimated in the equivalent of 2% of the placement, considering for these effects, among others, placement commissions, expenses for financial and legal consultancies, printing and rights of registration and inscription. These costs do not consider advertising campaigns, market studies, consultancies, and others of a similar nature that are related with the issue and placement. If no price excess is produced in the placement of the shares, the issue and placement expenses will be deducted from the results of the exercise according to the aforementioned Circular Letter.

     DELIBERATION AND AGREEMENT. Next, the shareholders unanimously agreed to approve in all its parts the totality of the preceding capital increase proposals, in terms identical to those stated by the Chairman and transcribed before.

13.  REFORM OF CORPORATE BYLAWS
     --------------------------

     The Chairman expressed to the shareholders that, considering the capital increase approved, it was necessary to proceed to modify the corporate bylaws through the substitution of permanent Article Fifth and First and Second Transitory Articles by the following, which the Secretary read and whose text is:

     "Fifth Article: The corporate capital is the amount of $ 203,224,202,935.- divided into 606,605,851 registered common stock of the same and only series, of equal value each and without par value, without detriment to the modifications of the capital and value of the shares produced in full right and according with the law".

     "First Transitory Article: The corporate capital amounts to $ 203,224,202,935.- divided into 606,605,851 registered common stock, of the same and only series, of equal value each and without par value; it considers the capitalization in full right of the revaluation of own capital at December 31, 2002, according with the General Balance Sheet approved at the General Regular Shareholders' Meeting held on April 30, 2003."

     "Second Transitory Article: The 606,605,851 registered common shares of the same and only series, of equal value each and without par value which the corporate capital is divided into correspond to:

     (A) By agreement reached at the General Special Shareholders' Meeting of the Corporation, held on July 17, 2002, the number of shares in which the corporate capital was divided into was decreased 10 times, without modifying the amount of the capital which, on that date, was divided into 4,691,058,511.- shares, totally subscribed and paid up, and 469,105,851.- registered common stock of the same and only series, of equal value each and without par value, were left.

     (B)  At the General Special Shareholders' Meeting, held on September
          24, 2003, it was agreed to increase the corporate capital to $ 203,224,202,935 divided into 606,605,851 registered shares of the same and only series, without par value, which should be integrally subscribed and paid with the term of three years counted from the date of the Meeting, and the Board is hereby authorized to carry out their issue and placement."

     AGREEMENT. Having read the new articles, the Chairman offered the floor to the shareholders who, without any discussion, unanimously approved the texts exposed.

14.  TRANSACTION OF AGREEMENTS AND RECORDING INTO PUBLIC DOCUMENT
     ------------------------------------------------------------

     It was unanimously agreed to immediately implement the agreements adopted at the Meeting, as soon as the Minutes thereof are duly signed, without waiting for their final approval, and to authorize the General Manager of the Corporation Mr. Alejandro Rojas Pinaud and lawyers Messrs. Jose Tomas Errazuriz Grez, Ignacio Ovalle Irarrazaval and Jose Ignacio Alvear Vera for them to, acting individually any one of them, proceeds to record into a public document the Minutes of this Meeting, and to authorize the bearer of an authorized copy of this public document and of an authorized extract of same, to require and sign the inscriptions and annotations in the pertinent records and publications, as appropriate.

     Finally, it was unanimously agreed to authorize the General Manager of the Corporation, Mr. Alejandro Rojas Pinaud, to proceed to communicate the Securities and Insurance Commission and the Stock Exchanges, the agreements reached at this Meeting, when necessary.

15.  CLOSING
     -------

     There being no other matters to deal with and thanking the shareholders for attending, the Chairman adjourned the Meeting at 10:40 hours.




____________________________                    ___________________________
Raul Sotomayor Valenzuela                       Jose Tomas Errazuriz Grez

____________________________                    ___________________________
Ignacio Cosentino                               Ignacio Ovalle Irarrazaval

____________________________                    ____________________________
Jose Ignacio Alvear

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  October 9, 2003